sapa:

02-07-22

02049050

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

SUPPL

SEC MAIL RECEIVED PROCESSING
AUG 02 2002
WASH. D.C. 164 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find Sapa Group Interim Report January-June 2002.

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

dlw 8/6

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapa.se**

Press Release

22 July, 2002

Interim Report
January-June 2002

Positive profit development continues

- Profit recovery strengthened during the second quarter
- Profit before tax increased by 6 per cent to MSEK 204 (193)
- Earnings per share increased to SEK 3.75 (3.50)
- Continued strong cash flow after investments 157 (11)
- Elkem announces an offer for the remaining shares no later than 2 August

Sapa in brief	Apr-June 2002	Apr-June 2001	Jan-June 2002	Jan-June 2001
Net sales, MSEK[1]	**2,937**	3,022	**5,759**	6,147
Operating profit, MSEK[1,2]	**136**	137	**237**	300
Profit before tax, MSEK[1,2]	**122**	95	**204**	193
Operating margin, %[1,2]	**4.6**	4.5	**4.1**	4.9
Deliveries, tonnes[1]	**75,300**	72,870	**145,960**	150,860
Cash flow after investments, MSEK[3]	**98**	86	**157**	11
Debt/equity ratio			**0.42**	0.83

[1]Excluding Eurofoil and Autoplastics which were divested in 2001
[2]Excluding non-recurring items (see note, page 7)
[3] Excluding company acquisition/divestment

Comparisons according to the legal structure can be seen from the tables on pages 6 and 7

"Sapa's programmes of measures are now on the whole realised and the main part of the effects from them are visible in the profit recovery. This recovery has been achieved despite a continued difficult market situation with strong price pressure. However, the market condition varies among countries. The German market is still under pressure. In France Sapa has continued its strong performance even though the market for extrusions has weakened somewhat. It is satisfying to see that our market efforts in US have resulted in increased sales", comments Staffan Bohman, President and CEO of Sapa.

"We expect the positive profit trend seen in the first half year to continue during the second half of this year, even with the current weak market situation. Provided a normal business cycle we expect a profit level in line with Sapa's historically highest levels during 2003. The current market situation has led to extensive restructuring discussions within the industry. Sapa, with its very strong balance sheet, is taking an active part in this process, which can lead to a considerable growth for the company."

For further information please contact Staffan Bohman, CEO, tel. +46-8-459 59 11, Bo Askvik, CFO, tel. +46-8-459 59 18 or Gabriella Pihl, Communications Manager, tel. +46-8-459 59 62.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF-file. Select Investors Relations/Presentations.

Sapa AB
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

First half year 2002

(Excluding Eurofoil and Autoplastics which were divested in 2001)

Net sales for the Group during the period amounted to MSEK 5,759 (6,147), a decrease of 6 per cent, mainly caused by lower raw material price of aluminium metal. Improved value added margin and product mix compensated for the 3 per cent decline in volumes. The volume decline is fully attributable to the first quarter, whilst volumes in the second quarter exceeded last year's by 3 per cent. Currency effects from translation of foreign subsidiaries have had only a marginal effect on net sales and operating result.

The first half years profit recovery was strengthened during the second quarter. Operating profit for the first six months was MSEK 237 (300), corresponding to an operating margin of 4.1 per cent (4.9). Despite continued price pressure on several markets, margins improved and were during the second quarter higher than last year. The recovery in profit is principally explained by lower costs from the realisation of the group's extensive programmes of measures. Close down of the factories in Torsby, Skultuna and Kungälv has been pursued according to the plan and are now completed. Costs for these closures have been met by reserves provided in 2001. In addition a factory in Portugal was closed down during the second quarter.

Profit before tax, which increased by 6 per cent to MSEK 204 (193), was positively impacted by the group's strong financial position. The net debt to equity ratio is down to 0.42 (0.83), which resulted in a strongly improved financial net. Earnings per share increased to SEK 3.75 (3.50).

The market situation was difficult during the first half year, especially at the beginning of the year. Low capacity utilisation in the industry has led to price pressure on several markets, but the situation varies considerably between individual geographical markets.

Sapa's Portuguese operation has experienced a weakened demand on the Iberian Peninsula, particularly from the construction market. Combined with an increasing import competition, this has led to an unsatisfying development for the company. The German market continues to be weak with strong price pressure.

UK market was stable with some strengthening in demand during the later part of the period. Also Scandinavia saw an improvement in the order situation, but with sales volumes still below last year. Sapa's operations in Holland experienced a similar situation.

Sapa's extrusion company in France had good sales with volumes exceeding last year, this despite a somewhat weaker market for extrusions. The Polish extrusion operation has managed to meet a weaker domestic market with increased export and thereby continued its strong development in sales volumes.

In the US market, which is showing signs of growth, Sapa increases sales and extends its market share.

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Second quarter 2002

(Excluding Eurofoil and Autoplastics which were divested in 2001)

Demand for Sapa's products was slightly improved during the second quarter, especially in the US, where market efforts give a good result.



Deliveries, tonnes
80 000
60 000
40 000
20 000
0
Q2-99
Q2-00
Q2-01
Q2-02

Net sales for the group reached MSEK 2,937 (3,022) during the second quarter, a decrease of nearly 3 per cent, where currency effects from translation of foreign subsidiaries accounts for slightly more than one percentage point. Lower raw material price on aluminium metal also led to lower net sales. Delivered volumes increased for the second quarter in a row and amounted to 75,300 tonnes (72,870), an increase of slightly more than 3 per cent. The heat exchange operation had good development of sales during the quarter. However, production problems in connection with running in of the new investment in Finspång had an adverse effect on the profit, which was highly unsatisfactory. Encouragingly the Chinese heat exchange operation continued its positive development. Margins in the extrusion operations improved both compared with the first quarter this year and the corresponding quarter last year.



Operatin profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q2-99
Q2-00
Q2-01
Q2-02

Operating result improved for the second quarter in a row and reached MSEK 136 (137). Currency effects when translating to SEK had a negative effect of about MSEK 1. The extensive programmes of measures that have been going on during the last 18 months, comprising reduction of personnel and closure of plants in Torsby, Skultuna and Kungälv, are now finalised and the effects are seen in the result. At the same time improved productivity has been achieved especially in Sapa's Portuguese and US operations. As a result from the improved productivity a unit was closed in Portugal and in US Sapa was able to increase production with existing production equipment and lower manning.

Sapa	**Q2 2002**	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net sales, MSEK	**2,937**	2,821	2,735	2,718	3,022
Operating profit, MSEK	**136**	101	14	60	137
Profit before tax, MSEK	**122**	82	-26	26	95
Operating margin, %	**4.6**	3.6	0.5	2.2	4.5
Deliveries, tonnes	**75,300**	70,660	63,030	63,760	72,870

Excluding non-recurring items (see note, page 7)

The operating margin of 4.6 per cent (4.5) was burdened by the production problems in the heat exchange operation in Finspång. Profit before tax increased to MSEK 122 (95) and earning per share for the quarter increased to SEK 2.25 (1.75).

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

FINANCING, CASH FLOW AND SHAREHOLDERS EQUITY

Sapa group has a strong financial position. The net debt to equity ratio was at the end of the interim period 0.42 (0.83) and has since the year-end, despite paying a dividend of MSEK 182, improved from 0.44. This has been possible due to a continued strong cash flow from operations, MSEK 298 (350), and a relatively low investment level. Cash flow after investments (excluding company acquisitions/divestments) thereby reached MSEK 157 (11), corresponding to SEK 4.30 (0.30) per share. Working capital as percentage of net sale (excl. Eurofoil and Autoplastics) improved to 14.2 per cent (16.3).

The strengthened financial position was reflected in the financial net, which for the interim period was MSEK –33 (-140). The interest coverage ratio of 4.5 is well above the group's long term restriction of 3.0.

Since year-end shareholder's equity has decreased with MSEK 323. During the first half-year MSEK 182 was paid in dividend. Repurchase of own shares (see below) reduced shareholder's equity with MSEK 56. At the same time conversion of convertible bonds and redemption of warrants increased shareholder's equity with MSEK 3.4, corresponding to 24,800 shares. Translation differences had a negative effect on shareholder's equity with MSEK 226.

INVESTMENTS

Group investments during the first quarter totalled MSEK 162 (347), compared with depreciation (excl. amortisation of goodwill) of MSEK 195 (311). Major investments of the period are the completion of the comprehensive investment program within the heat exchange operation in Finspång and a new vertical painting line in Vetlanda.

PERSONNEL

The average number of employees (excl. Eurofoil and Autoplastics) during the first quarter was 6,506 (6,882). The extensive personnel reduction programme in Vetlanda was finalised in June.

THE SAPA SHARE

The Sapa share rose by 23 per cent in the first half year. During the same period the Stockholm Exchange All-Share index fell by 30 per cent, heavily impacted by the negative telecom development. The Industrials index remained unchanged.

OTHER

Repurchase of shares

On November 30th, 2001 the board of Directors took a decision to repurchase Sapa shares on the Stockholm Exchange, up to a maximum amount of MSEK 100. An extra shareholder's meeting on February 6th, 2002 later approved this. In all, 405,730 shares had been repurchased at the end of the interim period, where of 344,230 during the first half year 2002. Total outstanding Sapa shares at the end of the interim period amounted to 36,248,478.

Elkem

The largest shareholder of Sapa, Norwegian Elkem, announced on Friday 5th of July that they had acquired an additional 7.1 per cent of the shares in Sapa. Elkem's total shareholding thereby increased to 42.78 per cent (41.99 after full conversion). Elkem has announced its intention to make an offer for the remaining shares of the company no later than 2 August.

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

OUTLOOK

Sapa's view of the market outlook remains unchanged. We therefore evaluate that the relatively weak market situation will prevail during most of the year and that an improvement will be seen no sooner than at the end of the year.

We expect the positive profit trend seen in the first half year to continue during the second half of this year, even with the current weak market situation. Provided a normal business cycle we expect a profit level in line with Sapa's historically highest levels during 2003. The current market situation has led to extensive restructuring discussions within the industry. Sapa, with its very strong balance sheet, is taking an active part in this process, which can lead to a considerable growth for the company.

Sapa AB (publ)
Stockholm the 22 July 2002

STAFFAN BOHMAN
President and CEO

The interim report also includes:
Group Income statement in summary
Group Balance sheet in summary
Group Key financial figures
Group Cash flow
Changes in Group Equity
Accounting principles
Non-recurring items

Report Dates 2002

Interim report January-September 2002	24 October, 2002
Full-Year report 2002	February, 2003

This report has not been audited by the Company's auditors.

Sapa AB
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Consolidated income statements, MSEK	Q2 2002	Q2 2001	Jan-June 2002	Jan-June 2001	Jan-Dec 2001
Net sales	**2,937.3**	4,344.1	**5,758.5**	8,907.1	15,167.8
Cost of goods sold	**-2,387.3**	-3,616.5	**-4,719.9**	-7,419.4	-12,697.6
Gross profit	**549.9**	727.5	**1,038.6**	1,487.7	2,470.2
Selling and administrative expenses	**-421.8**	-527.3	**-809.6**	-1,060.7	-1,953.3
Other operating revenues/expenses	**7.8**	420.2	**7.8**	427.6	314.5
Operating profit	**136.0**	620.4	**236.8**	854.6	831.5
Financial items	**-14.2**	-56.8	**-32.9**	-139.6	-219.2
Profit after financial items	**121.8**	563.7	**203.8**	715.0	612.3
Tax	**-39.8**	-132.3	**-67.0**	-183.5	-145.8
Minority interest in net profit	**-0.5**	0.3	**0.6**	0.6	0.1
Net result	**81.5**	431.7	**137.5**	532.1	466.6

Consolidated balance sheets MSEK	30 June 2002	30 June 2001	31 Dec 2001
Intangible fixed assets	**1,024.6**	1, 248.2	1,198.0
Tangible fixed assets	**2,646.6**	4,057.4	2,819.9
Financial fixed assets	**43.4**	158.3	92.6
Inventories	**1,427.4**	2,237.2	1,591.2
Current receivables	**2,577.2**	3,673.0	2,350.7
Liquid funds	**444.2**	546.8	1,027.0
Total assets	**8,163.4**	11,920.9	9,079.5
Shareholders' equity	**3,652.8**	4,034.3	3,976.2
Interest-bearing liabilities and provisions	**1,967.7**	3,894.9	2,760.3
Interest-free liabilities and provisions	**2,542.9**	3,991.7	2,343.0
Total shareholders' equity and liabilities	**8,163.4**	11,920.9	9,079.5

Key figures and other information[1]	Jan-June 2002	Jan-June 2001	Jan-Dec 2001
Return on shareholders' equity, %[2]	**3,1**	11.9	4.8
Average number of outstanding shares, '000	**36,426**	36,617	36,617
Earnings per share, SEK[2]	**3.75**	5.50	5.00
Earnings per share, incl. non-recurring items, SEK	**3,75**	14.50	12.75
Earnings per share after full conversion, SEK[2]	**3.70**	5.40	4.95
Earnings per share, incl. non-recurring items, after full conversion, SEK	**3.70**	14.30	12.60
Shareholders' equity per share, SEK	**100.75**	110.20	108.75
Return on capital employed, %[2]	**5.5**	11.7	7.5
Operating margin, %[2]	**4.1**	5.0	3.5
Capital turnover rate, Multiple	**2,0**	2.2	2.1
Equity/assets ratio, %	**45**	34	44
Debt/equity ratio	**0.42**	0.83	0.44
Net debt, MSEK	**1,524**	3,348	1,733
New and replacement investments, MSEK	**162**	347	595
Average number of employees	**6,506**	9,670	8,888

[1]Key ratios calculated based on rolling twelve-month values
[2]Excluding non-recurring items (see note, page 7)

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Cash flow MSEK	**Jan-June 2002**	Jan-June 2001	Jan-Dec 2001
Operating profit	**236.8**	854.6	831.5
Depreciations	**227.9**	348.4	607.5
Other items not affecting liquidity	**-50.4**	-402.6	-338.2
Interest received/paid	**-43.3**	-168.6	-235.6
Income tax paid	**-66.0**	-204.9	-248.8
Change in working capital	**-7.2**	-76.6	271.7
Cash flow from ongoing operations	**297.8**	350.2	888.1
New and replacement investments	**-162.1**	-347.0	-594.5
Company acquisitions/divestments	**-**	1,110.8	1,727.3
Sales of fixed assets and changes in financial fixed assets	**21.0**	7.3	26.5
Cash flow after investments	**156.7**	1,121.4	2,047.3
Financing	**-469.3**	-990.2	-1,426.4
Share issue/repurchase of shares	**-52.5**	-	-7.1
Dividend	**-182.3**	-183.1	-183.1
Cash flow	**-547.3**	-51.9	430.8

Changes in equity MSEK	**Jan-June 2002**	Jan-June 2001
Opening balance	**3,976.2**	3,467.1
Translation differences	**-226.0**	218.2
Conversion of convertible bonds / redemption of warrants	**3.4**	-
Repurchase of shares	**-55.9**	-
Dividend	**-182.3**	-183.1
Net result	**137.5**	532.1
Outgoing balance	**3,652.8**	4,034.3

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, interim reporting. The application of the current recommendations from 2002 has not had any influence on the company's result and position for earlier periods.

Non-recurring items (before tax)
2001: capital gain of MSEK 678 from sale of the Eurofoil business (of which MSEK 588 in Q2 and MSEK 90 in Q3), write-down of goodwill in Autoplastics, MSEK 174 (Q2), capital loss of MSEK 135 from sale of Autoplastics (Q3), provisions of MSEK 65 for close-down of operations and other restructuring measures (Q3). Non-recurring items are included in other operating revenues/expenses.

Sapa AB
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**